

Mail Stop 3233

August 31, 2015

Via E-Mail
Mr. Gregory R. Andrews
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

> **Re: Ramco-Gershenson Properties Trust**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-10093**

Dear Mr. Andrews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 25

1.   Please tell us and disclose in future filings how you define Property NOI, highlighting any differences between Property NOI and Same Property NOI as disclosed on page 37. We may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013, page 28

2.   We note that during 2014 you recorded impairment of $23.3 million to land available for development or sale due to changes to development plans and to estimated fair values.

Please expand your disclosure in future filings to discuss how your plans changed and how this specifically impacted the carrying values of the subject properties.

Funds From Operations, page 35

3.   Please tell us why you believe it is appropriate to include an adjustment for preferred share dividends only to the extent that they are dilutive when calculating FFO and Operating FFO. In that regard, it appears that the dilutive attribute of the preferred shares may only be relevant for calculating FFO per diluted share and Operating FFO per diluted share.

Same Property Operating Income, page 37

4.   We note that the adjustment for "properties excluded from pool" is significant to both operating income (loss) and Same Property NOI, though only twelve of your 68 properties are considered non-same property for purposes of calculating this measure. Please tell us why this adjustment so large on a relative basis, and disclose in future filings to the extent material.

5.   Please expand your disclosure in future filings, and tell us supplementally, what is included in "non-comparable income/expense adjustments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at 202-551-3432 or me at 202-551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities